FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2004

                        Commission File Number 000-30678
             ------------------------------------------------------


                               GLOBAL SOURCES LTD.
                 (Translation of Registrant's Name into English)
                                  Canon's Court
                               22 Victoria Street
                            Hamilton, HM 12, Bermuda
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

--------------------------------------------------------------------------------
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X....    Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1         Press Release dated February 16, 2004

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           GLOBAL SOURCES LTD.
                           (Registrant)


                           By:   /s/ Eddie Heng Teng Hua
                                 --------------------------------------------
                                 Name:    Eddie Heng Teng Hua
                                 Title:   Director and Chief Financial Officer

Date:  17 February, 2004

                                                                       Exhibit 1


FOR IMMEDIATE RELEASE

                                            Global Sources Investor contact:
                                            Kirsten Chapman & Moriah Shilton
                                            Lippert/Heilshorn & Associates, Inc.
                                            Tel: (415) 433-3777
                                            Fax: (415) 433-5577
                                            e-mail: kirsten@lhai-sf.com

Global Sources contact in Asia:             Global Sources contact in U.S.:
Camellia So                                 James W.W. Strachan
Tel: (852) 2555 5044                        Tel: (602) 978 7504
Fax: (852) 2518 8764                        Fax: (602) 978 7512
e-mail: cso@globalsources.com               e-mail: strachan@globalsources.com


                   Global Sources announces bonus share issue

NEW YORK, Feb. 16, 2004 - Global Sources Ltd. (Nasdaq NM: GSOL) today announced a one for ten bonus share issue on Global Sources' outstanding common shares. Shareholders of record on Mar. 1, 2004 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on or about Apr. 1, 2004.

About Global Sources

Global Sources creates and facilitates global trade between buyers and suppliers, by providing the right information, at the right time, in the right format. Our integrated sourcing and marketing solutions enable importers to buy, and exporters to sell, more effectively and profitably.

We aggregate and format industry-specific supplier and product information, and deliver this content to our buyer community worldwide through our leading network of 9 vertical marketplaces and 13 geographic portals, and through magazines, CD-ROMs, and private catalogs, as well as China Sourcing Fairs and technical events. Our flagship marketplace, Global Sources Online (www.globalsources.com), hosts more marketing and sourcing activity than any other global merchandise trade marketplace.

We serve a growing, independently certified community of over 402,000 active buyers in over 230 countries and territories. These buyers generate more than
3.8 million inquiries annually for nearly 140,000 suppliers through Global Sources Online alone. We offer extensive supplier enablement capabilities in Greater China and other leading supply markets through 63 content management offices and 700 sales representatives, who make approximately 40,000 supplier visits monthly. In mainland China, we have 22 years on-the-ground presence, supported by 900 team members in 43 locations throughout the country.

Global Sources' solutions are based on 33 years as a trade magazine publisher serving the global trade community, 13 years as a trade management software developer, 12 years as manager of trade shows in Asia, and 8 years as an online marketplace operator.

This news release contains forward-looking statements within the meaning of
Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the Company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.